UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549
_________________________

FORM 11-K

[X]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Plan Year Ended June 30, 2014

or

[ ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 1-16153
________________________

Coach, Inc. Savings and Profit Sharing Plan
(Full title of the Plan)

COACH, INC.
(Name of issuer of the securities held pursuant to the Plan)

516 West 34th Street, New York, NY 10001
(Address of principal executive offices); (Zip Code)

COACH, INC. SAVINGS AND PROFIT SHARING PLAN

TABLE OF CONTENTS

Page Number

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of June 30, 2014 and 2013	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended June 30, 2014	3

Notes to Financial Statements	4

SUPPLEMENTAL SCHEDULE:

Form 5500, Schedule H, Part IV, Line 4i — Schedule of Assets (Held at	14
End of Year) as of June 30, 2014

NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and
Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

EXHIBITS	15

SIGNATURE	16

INFORMATION REGARDING HONG KONG DEPOSITARY RECEIPTS

Coach’s Hong Kong Depositary Receipts are traded on The Stock Exchange of Hong Kong Limited under the symbol 6388. Neither the Hong Kong Depositary Receipts nor the Hong Kong Depositary Shares evidenced thereby have been or will be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), and may not be offered or sold in the United States or to, or for the account of, a U.S. Person (within the meaning of Regulation S under the Securities Act), absent registration or an applicable exemption from the registration requirements. Hedging transactions involving these securities may not be conducted unless in compliance with the Securities Act.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Coach, Inc.

We have audited the accompanying statements of net assets available for benefits of the Coach, Inc. Savings and Profit Sharing Plan (the "Plan") as of June 30, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended June 30, 2014. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 2014 and 2013, and the changes in net assets available for benefits for the year ended June 30, 2014, in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedule of assets (held at end of year) as of June 30, 2014, has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, are presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Deloitte & Touche LLP

New York, New York
December 12, 2014

COACH, INC. SAVINGS AND PROFIT SHARING PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	June 30, 2014	June 30, 2013

Assets:
Participant directed investments — at fair value:
Common collective trust fund	$17,941,690	$18,694,707
Mutual funds	246,121,210	209,419,798
Coach, Inc. common stock	15,997,565	30,963,232

Total investments — at fair value	280,060,465	259,077,737

Receivables:
Notes receivable from participants	5,636,127	4,906,832
Employee contributions	742,303	827,308
Employer contributions	288,265	7,179,606

Total assets	286,727,160	271,991,483

Liabilities:
Administrative expenses payable	—	8,476

Net assets available for benefits, at fair value	286,727,160	271,983,007

Adjustment from fair value to contract value for
fully benefit-responsive common collective trust fund	(337,944)	(273,401)

Net assets available for benefits	$286,389,216	$271,709,606

See accompanying notes.

COACH, INC. SAVINGS AND PROFIT SHARING PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended
June 30, 2014

Additions:
Contributions:
Participants	$17,597,543
Employer	6,445,137
Participant rollovers	2,288,674

Total contributions	26,331,354

Investment interest and dividends	13,954,054
Net appreciation in fair value of investments	17,646,753
Interest income on notes receivable from participants	156,177

Total additions	58,088,338

Deductions:
Post-default payments and deemed distributions, net	33,144
Participant withdrawals and benefit payments	43,288,316
Administrative expenses	87,268

Total deductions	43,408,728

Net increase in assets available for benefits	14,679,610

Net assets available for benefits:
Beginning of year	271,709,606

End of year	$286,389,216

See accompanying notes.

Coach, Inc. Savings and Profit Sharing Plan
Notes to Financial Statements

1.	DESCRIPTION OF PLAN
The following description of the Coach, Inc. Savings and Profit Sharing Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General — The Plan, as amended, was adopted by Coach, Inc. (the “Company” or “Coach”), effective July 1, 2001 and is a defined contribution plan. All U.S. employees of the Company who meet certain eligibility requirements and are not part of a collective bargaining agreement may participate in the Plan.
The Plan is administered by the Human Resources Committee (“Plan Committee”) appointed by the Board of Directors of the Company. The assets of the Plan are maintained and transactions therein are executed by Fidelity Management Trust Company, the trustee of the Plan (“Trustee”). The Plan is subject to the reporting and disclosure requirements, participation and vesting standards, and fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.
Eligibility — Employees become eligible to participate in the 401(k) feature one month following their initial date of employment or attainment of age 21, whichever is later. Employees become eligible to participate in the profit sharing feature of the plan one year following their initial date of employment or attainment of age 21, whichever is later. Once an employee is eligible, in order to receive a profit sharing contribution for any Plan year, the employee must be employed by Coach on the last day of the Plan year. In addition, a part time employee is required to work a minimum of 750 hours and an intern, temporary or seasonal employee is required to work 1,000 hours during the Plan year to be eligible for a profit sharing contribution.
Contributions — The 401(k) feature of the Plan is funded by both employee contributions and employer matching contributions. Participants may contribute between 1% and 50% of their pre-tax annual compensation, not to exceed the amount permitted pursuant to the Internal Revenue Code (the “IRC”). Employer matching contributions to the accounts of non-highly compensated employees, as defined by the Internal Revenue Service (the “IRS”), are equal to 100% of the first 3% of each participant’s eligible compensation contributed to the Plan and 50% of the next 2% of eligible compensation contributed to the Plan. Employer matching contributions to the accounts of highly compensated employees, as defined by the IRS, are equal to 50% of up to 6% of each participant’s eligible compensation contributed to the Plan. Employer matching contributions are made to the account of each eligible employee each pay period.
The profit sharing feature of the Plan is non-contributory on the part of employees and is funded by Company contributions from its current or accumulated earnings and profit amounts. The discretionary annual contribution is authorized by the Company’s Board of Directors in accordance with, and subject to, the terms and limitations of the Plan. There were no profit sharing contributions for the Plan year ended June 30, 2014.
Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions and employer’s matching and profit sharing contributions, as well as an allocation of each selected investment’s earnings or losses. Allocations are based on participant account balances as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Vesting and Forfeitures — Participants are vested immediately in their contributions, plus actual earnings thereon. As of June 30, 2014, percentage vesting for each category of contributions is as follows:

		Employer Matching Contributions
				Employer
		Non-Highly	Highly	Profit
Years of Service	Employee	Compensated	Compensated	Sharing
for Vesting	Contributions	Employees	Employees	Contributions

Immediate	100%	100%	—	—
1	—	—	20%	—
2	—	—	40%	—
3	—	—	60%	100%
4	—	—	80%	—
5	—	—	100%	—

A participant also becomes 100% vested in his or her matching and profit sharing contribution accounts upon termination of employment by reason of death, retirement or disability. For purposes of the Plan, retirement is defined as termination of employment after age 65 or age 55, if the participant has at least 10 years of service with the Company.
Effective as of July 1, 2007, in accordance with the Pension Protection Act of 2006, all active participant account balances derived from employer profit sharing contributions that were previously made to a participant account and any future employer profit sharing contributions will be 100% vested after three complete years of service.
In the event a participant leaves the Company prior to becoming fully vested, the participant’s unvested employer matching and profit sharing contribution accounts may forfeit. If the participant’s account balance is 100% unvested, forfeiture will occur in the Plan year in which the participant leaves the Company. If a participant is partially vested and takes a distribution of his/her account balance from the Plan, forfeiture of the unvested account balance will occur in the Plan year in which the distribution is taken. If a participant does not take a distribution, forfeiture of the unvested account balance will occur after five years.
In the event the participant rejoins the Company within five years, he/she may continue to vest in the unvested portion of his/her account balance. If the participant rejoins the Company within one year, the unvested balance continues to vest as if the participant never left the Company. If the participant rejoins the Company between one and five years, the unvested balance continues to vest from point of rehire.
If a participant who was terminated as of July 1, 2007, is rehired, any unvested contributions previously made to his/her profit sharing contribution account will continue to vest 100% after five complete years of service and any future employer profit sharing contributions will be vested after three complete years of service.
If the participant does take a distribution and rejoins the Company within five years, the unvested amount that was forfeited will be restored only if the participant repays to the Plan the full amount of the vested distribution before the earlier of (1) the end of five consecutive breaks in service years beginning after the distribution or (2) within five years after reemployment with the Company. Vesting of the unvested participant balance cannot be restored by a repayment of a previous distribution after five consecutive one-year breaks in service.
Forfeited accounts will be used first to pay Plan administrative expenses. Any remaining amounts will be used to reduce future employer contributions payable under the Plan. As of June 30, 2014 and 2013, forfeited unvested amounts totaled $142,658 and $536,612, respectively. During the Plan year ended June 30, 2014, $55,406 of forfeitures were used to pay Plan administrative expenses and $807,733 of forfeitures were used to reduce employer contributions.
Notes Receivable from Participants — Active participants may borrow from their fund accounts a minimum of $1,000, up to a maximum of the lesser of 50% of their vested account balance or $50,000, reduced by the highest outstanding note receivable balance in the participant’s account during the prior 12-month period. The notes receivable are secured by the balance in the participant’s account and bear interest at rates commensurate with prevailing market rates, as determined by the Plan Committee. As of June 30, 2014, notes receivable from participants have maturities through 2024 at interest rates ranging from 3.25% to 8.25%. Principal repayments and interest payments are made ratably through payroll deductions and must be repaid within five years, unless used by the participant to purchase a primary residence, in which case the term is 10 years. A participant may only have one note receivable outstanding at a time.
If a participant’s note receivable is in default, the participant shall be treated as having received a taxable deemed distribution for the amount in default. Participant payments on a note receivable after the date it was deemed distributed shall be treated as employee contributions to the Plan for purposes of increasing the tax basis in the participant’s account. These payments shall not be treated as employee contributions for any other purpose under the Plan. For the Plan year ended June 30, 2014, deemed distributions exceeded post-default payments resulting in a decrease to the Plan’s assets of $33,144.
Payment of Benefits — Upon termination of employment, participants are entitled to receive the full vested balance of their Plan account in a lump-sum cash distribution or in part in the form of installments over a period no longer than 10 years. In the event of a participant’s death, the distribution of the participant’s account balance will be made to the participant’s designated beneficiary or the participant’s estate, if no beneficiary has been so designated.
Any participant may apply to withdraw all or part of his/her vested account balance subject to specific hardship and in-service withdrawal provisions of the Plan. Hardship withdrawals must be approved by the Plan administrator, who is appointed by the Plan Committee, and are limited to amounts of participants’ contributions. Hardship withdrawals require a six-month suspension from contributing to the Plan from the date of the hardship withdrawal. In-service withdrawals are available to participants upon the attainment of age 59 ½ and are limited to a participant’s vested account balance. Hardship and in-service withdrawals will be subject to income taxes. A hardship withdrawal may also be subject to an additional tax based on early withdrawal.
Investment Options — Participants may direct employee deferrals as well as employer matching and profit sharing contributions into any of 25 different investment options, including a common collective trust fund, several mutual funds, and Company stock, in no less than 1% increments.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting — The Plan’s financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”).
Payment of Benefits — Benefit payments to participants are recorded when paid. There were no participants or beneficiaries, who have elected to withdraw from the Plan, but have not been paid as of June 30, 2014 and 2013.
Excess Contributions Payable — The Plan is required to return contributions received during the Plan year in excess of the IRC limits.
Notes Receivable from Participants — Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable from participants are recorded as distributions based on the terms of the Plan document.
Concentration of Investments — Investment of common stock in the Company comprises approximately 5.7% and 12.0% of the Plan’s investments as of June 30, 2014 and 2013, respectively.
Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 8 for discussion on fair value measurements.
The Fidelity Managed Income Portfolio investment is a common collective trust fund (the “Fund”). The Fund invests in fully benefit-responsive investment contracts and is stated at fair value and then adjusted to contract value. The Fund is included at fair value in participant-directed investments in the statements of net assets available for benefits, and there is an additional line item showing an adjustment for the fully benefit-responsive common collective trust fund from fair value to contract value. The statement of changes in net assets available for benefit is presented on a contract value basis.
Purchases and sales of investments are recorded on a trade date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded when earned. Net appreciation includes the Plan’s gains and losses on investments brought and sold as well as held during the year.
Administrative Expenses — Unless elected to be paid by the Company, administrative expenses incurred in connection with the Plan shall be paid from forfeitures, except for expenses related to distributions and other participant-initiated transactions, which are charged to the account of the participant.
Management fees and operating expenses charged to the Plan for investments in the mutual funds and the Fund are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.
Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risk and Uncertainties — The Plan provides various investment options to its participants. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect participants’ account balances and the amounts reported in the financial statements.

3.	INVESTMENTS
The fair value of the individual investments representing 5% or more of the Plan’s total net assets available for benefits at June 30, 2014 and 2013, is as follows:

	Shares		Fair Value
	June 30,	June 30,	June 30,	June 30,
Fund	2014	2013	2014	2013

Neuberger Berman Genesis Trust	346,561	381,145	$22,505,652	$21,801,508
*Spartan 500 Index — Institutional Class	315,206	334,748	22,013,972	19,140,904
*Fidelity Freedom K 2040	1,328,990	1,131,450	21,303,703	16,360,766
*Fidelity Freedom K 2045 Fund	1,151,179	944,286	18,913,875	13,890,451
*Fidelity Freedom K 2035 Fund	1,151,970	993,634	18,408,479	14,308,336
*Fidelity Managed Income Portfolio**	17,603,746	18,421,306	17,941,690	18,694,707
*Fidelity Balanced Fund	712,588	739,003	17,137,737	15,881,164
Wells Fargo Advantage Growth Fund	287,836	292,172	16,032,451	13,743,782
*Coach, Inc. Common Stock	467,894	542,347	15,997,565	30,963,232
Vanguard FTSE All-World ex-US Index Fund	154,531	158,442	15,905,850	13,816,120
*Fidelity Freedom K 2050 Fund	880,292	—	14,551,219	—

*Represents party-in-interest.
**Amounts shown at fair value. Contract value at June 30, 2014 and 2013 was $17,603,746 and $18,421,306, respectively.

During the Plan year ended June 30, 2014, the Plan investments, (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by $17,646,753 as follows:

Fund Types:
Blended Fund Investments	$13,260,306
Bond Fund Investments	184,370
Stock Fund Investments	15,284,853
Coach, Inc. Common Stock	(11,082,776)
Net appreciation in fair value of investments	$17,646,753

4.	COMMON COLLECTIVE TRUST FUND
The Fidelity Managed Income Portfolio investment is a collective trust fund sponsored by Fidelity Management Trust Company (“Fidelity”). The beneficial interest of each participant is represented by units. Units are issued and redeemed daily at the Fund’s constant net asset value (“NAV”) of $1 per unit. Distribution to the Fund’s unit holders is declared daily from the net investment income and automatically reinvested in the Fund on a monthly basis, when paid. It is the policy of the Fund to use its best efforts to maintain a stable net asset value of $1 per unit; although there is no guarantee that the Fund will be able to maintain this value.
Participants ordinarily may direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the Fund, plus earnings, less participant withdrawals and administrative expenses. The Fund imposes certain restrictions on the Plan, and the Fund itself may be subject to circumstances that affect its ability to transact at contract value as described in the following paragraphs. Plan management believes that the occurrence of events that would cause the Fund to transact at less than contract value is not probable.
Restrictions on the Plan — Participant-initiated transactions are those transactions allowed by the Plan, including withdrawals for benefits, loans, or transfers to noncompeting funds within a plan, but excluding withdrawals that are deemed to be caused by the actions of the Plan Sponsor. The following employer-initiated events may limit the ability of the Fund to transact at contract value:

•	A failure of the Plan or its trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA

•	Any communication given to Plan participants designed to influence a participant not to invest in the Fund or to transfer assets out of the Fund

•	Any transfer of assets from the Fund directly into a competing investment option

•	The establishment of a defined contribution plan that competes with the Plan for employee contributions

•	Complete or partial termination of the Plan or its merger with another plan
Circumstances That Affect the Fund — The Fund invests in assets, typically fixed income securities or bond funds, and enters into “wrapper” contracts issued by third parties. A wrap contract is an agreement by another party, such as a bank or insurance company to make payments to the Fund in certain circumstances. Wrap contracts are designed to allow a collective trust portfolio to maintain a constant NAV and protect a portfolio in extreme circumstances. In a typical wrap contract, the wrap issuer agrees to pay a portfolio the difference between the contract value and the market value of the underlying assets once the market value has been totally exhausted.
The wrap contracts generally contain provisions that limit the ability of the Fund to transact at contract value upon the occurrence of certain events. These events include:

•	Any substantive modification of the Fund or the administration of the Fund that is not consented to by the wrap issuer

•	Any change in law, regulation, or administrative ruling applicable to a plan that could have a material adverse effect on the Fund’s cash flow

•	Employer-initiated transactions by participating plans as described above
In the event that wrap contracts fail to perform as intended, the Fund’s NAV may decline if the market value of its assets declines. The Fund’s ability to receive amounts due pursuant to these wrap contracts is dependent on the third-party issuer’s ability to meet their financial obligations. The wrap issuer’s ability to meet its contractual obligations under the wrap contracts may be affected by future economic and regulatory developments.
The Fund is unlikely to maintain a stable NAV if, for any reason, it cannot obtain or maintain wrap contracts covering all of its underlying assets. This could result from the Fund’s inability to promptly find a replacement wrap contract following termination of a wrap contract. Wrap contracts are not transferable and have no trading market. There are a limited number of wrap issuers. The Fund may lose the benefit of wrap contracts on any portion of its assets in default in excess of a certain percentage of portfolio assets.

5.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS
Certain Plan investments are shares of mutual funds managed by Fidelity Investments, Inc. The Trustee is an affiliate of Fidelity Investments, Inc. and therefore, these transactions qualify as party-in-interest transactions. Fees charged to the Plan by the Plan Trustee for administrative expenses amounted to $87,268 for the year ended June 30, 2014.
The Company is also a party-in-interest to the Plan under the definition provided in Section 3(14) of ERISA. Therefore, the Company’s common stock transactions qualify as party-in-interest transactions. At June 30, 2014 and 2013, the Plan held 467,894 and 542,347 shares, respectively, of common stock of the Company, the sponsoring employer, with a cost basis of $13,977,421 and $15,715,506, respectively. During the year ended June 30, 2014, the Plan recorded dividend income of $853,610 on common stock of the Company.
Certain employees and officers of the Company, who may also be participants in the Plan, perform administrative services to the Plan at no cost to the Plan.

6.	FEDERAL INCOME TAX STATUS
The IRS has determined and informed the Company by letter dated July 8, 2010 that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC, and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes that all Plan years remain open and subject to audit.

7.	PLAN TERMINATION
Although it has not expressed any intent to do so, the Board of Directors of the Company reserves the right to change, amend or terminate the Plan at any time at its discretion, subject to the provisions of ERISA. In the event the Plan is terminated, participants would become 100% vested in their employer matching and profit sharing contributions.

8.	FAIR VALUE MEASUREMENTS
Accounting Standards Codification 820 provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, as follows: Level 1, which refers to securities valued using unadjusted quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.
Asset Valuation Techniques – Valuation technologies maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at June 30, 2014 and 2013.
Common Stock - Valued utilizing a market approach wherein the stock is valued at the closing price reported on the active market on which the securities are traded on the last business day of the Plan year. The Company’s common stock is categorized as Level 1.
Mutual Funds - Valued at the daily closing price as reported by the fund. All of the mutual funds are open-ended and are registered with the Securities and Exchange Commission. These mutual funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded and categorized as Level 1.
Common collective trust fund - Valued at the NAV of the units held by the Plan, which is based on the fair value of the underlying investments held by the fund less its liabilities. The NAV is used as a practical expedient to estimate fair value. Unit values are determined by the financial institution sponsoring such funds by dividing the fund’s net assets at fair value by its units outstanding at the valuation dates. Investments in the common collective trust fund are categorized as Level 2.
Transfers Between Levels – The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the end of the reporting period.
The plan evaluates the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to the total net assets available for benefits. For the years ended June 30, 2014 and 2013, there were no transfers between levels.

The following tables set forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at June 30, 2014 and 2013:

	Level 1		Level 2
	June 30,	June 30,	June 30,	June 30,
	2014	2013	2014	2013

Equity Securities — Coach Common stock	$15,997,565	$30,963,232	$—	$—

Mutual Funds:
Blended fund investments	139,344,436	114,015,247	—	—
Bond fund investments	10,817,007	11,809,308	—	—
Stock fund investments	95,959,767	83,595,243	—	—

Common collective trust fund	—	—	17,941,690	18,694,707

Total	$262,118,775	$240,383,030	$17,941,690	$18,694,707

Below is a summary of the Plan’s investments at June 30, 2014 and 2013, where fair value is estimated based on the NAV:

	2014	2013	Unfunded	Redemption	Redemption	Notice
Investment	Fair Value (a)	Fair Value (a)	Commitment	Frequency	Restrictions	Period

Common collective trust fund (b)	$17,941,690	$18,694,707	$—	Same day	None	None

(a) The fair values of the investments have been estimated using the net asset value of the investment.

(b) Common collective trust fund strategy seeks to invest in fixed-income securities and/or bonds to maintain a net asset value of $1 per unit.

9.	RECONCILIATION TO FORM 5500
A reconciliation of the Plan’s net assets per the financial statements as of June 30, 2014 and 2013 to the Plan’s net assets at fair value, per Form 5500 is as follows:

	2014	2013

Net assets available for benefits per financial statements	$286,389,216	$271,709,606

Adjustment from contract value to fair value for fully
benefit-responsive common collective trust fund	337,944	273,401

Net assets available for benefits per Form 5500	$286,727,160	$271,983,007

A reconciliation of the increase in net assets per the financial statements for the year ended June 30, 2014, to Form 5500, is as follows:

Net increase in assets available for benefits, per financial statements	$14,679,610
Add — Change in the adjustment from contract value to
fair value for fully benefit-responsive common collective trust fund	64,543

Net income — per Form 5500	$14,744,153

Plan No.: 001
EIN: 52-2242751
Supplemental Schedule

COACH, INC. SAVINGS AND PROFIT SHARING PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
June 30, 2014

	(b) Identity of Issuer, Borrower, Lessor or Similar	(c) Description of Investment Including Maturity Date, Rate		(e) Current
(a)	Party	of Interest, Collateral, Par or Maturity Value	(d) Cost	Value

	Neuberger Berman Genesis Trust	Mutual fund, 346,561 shares	**	$22,505,652
*	Spartan 500 Index - Institutional Class	Mutual fund, 315,206 shares	**	22,013,972
*	Fidelity Freedom K 2040 Fund	Mutual fund, 1,328,990 shares	**	21,303,703
*	Fidelity Freedom K 2045 Fund	Mutual fund, 1,151,179 shares	**	18,913,875
*	Fidelity Freedom K 2035 Fund	Mutual fund, 1,151,970 shares	**	18,408,479
*	Fidelity Managed Income Portfolio	Common collective trust fund, 17,603,746 shares	**	17,941,690
*	Fidelity Balanced Fund	Mutual fund, 712,588 shares	**	17,137,737
	Wells Fargo Advantage Growth Fund - Institutional	Mutual fund, 287,836 shares	**	16,032,451
*	Coach, Inc. Common Stock	Common stock, 467,894 shares	**	15,997,565
	Vanguard FTSE All-World ex-US Index Fund	Mutual fund, 154,531 shares	**	15,905,850
*	Fidelity Freedom K 2050 Fund	Mutual fund, 880,292 shares	**	14,551,219
*	Fidelity Freedom K 2030 Fund	Mutual fund, 796,912 shares	**	12,376,046
	MFS Value Fund Class R4	Mutual fund, 327,005 shares	**	11,235,908
*	Spartan U.S. Bond Index Fund - Institutional Class	Mutual fund, 927702 shares	**	10,817,007
	Munder Mid-Cap Core Growth Class Y	Mutual fund, 231,808 shares	**	10,482,349
*	Fidelity Freedom K 2025 Fund	Mutual fund, 544,026 shares	**	8,252,878
*	Fidelity Freedom K 2020 Fund	Mutual fund, 523,836 shares	**	7,627,059
*	Spartan Extended Market Index Fund - Investor Class	Mutual fund, 93,851 shares	**	5,238,738
*	Fidelity Freedom K 2015 Fund	Mutual fund, 326,610 shares	**	4,539,884
	Vanguard Small Capital Index SIG	Mutual fund, 74,778 shares	**	3,780,754
*	Fidelity Freedom K 2055 Fund	Mutual fund, 179,675 shares	**	2,183,048
*	Fidelity Freedom K Income Fund	Mutual fund, 95,448 shares	**	1,145,379
*	Fidelity Freedom K 2010 Fund	Mutual fund, 83,558 shares	**	1,133,884
*	Fidelity Freedom K 2000 Fund	Mutual fund, 30,953 shares	**	373,909
*	Fidelity Freedom K 2005 Fund	Mutual fund, 12,211 shares	**	161,428
*	Notes receivable from participants	Notes receivable from participants with interest rates ranging	**	5,636,127
		from 3.25% to 8.25% and with maturity dates to May 13, 2024.

	Total			$285,696,592

*	Represents a party-in-interest to the Plan
**	Not required as the investment is Participant-directed

COACH, INC. SAVINGS AND PROFIT SHARING PLAN

EXHIBITS TO FORM 11-K

For the Plan Year Ended June 30, 2014

Commission File No. 1-16153

Exhibits (numbered in accordance with Item 601 of Regulation S-K)

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm

COACH, INC. SAVINGS AND PROFIT SHARING PLAN

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Coach, Inc. Savings and Profit Sharing Plan
(Name of Plan)

/s/ Sarah Dunn     .

Sarah Dunn
Plan Administrator

Dated: December 12, 2014